Exhibit 99.1

ASX and Media Release

16 October 2020

Opthea Announces Pricing of Initial Public Offering in the United States

Melbourne, Australia; 16 October 2020 – Opthea Limited (ASX:OPT, Nasdaq:OPT), a clinical stage biopharmaceutical company developing a novel therapy to treat highly prevalent and progressive retinal diseases, today announces the pricing of its initial public offering in the United States (the “Offering”) of 8,563,300 American Depositary Shares (“ADS”), representing 68,506,400 ordinary shares, at an initial public offering price of US$13.50 per ADS, before underwriting discounts and commissions. In addition, and in lieu of ADSs, the Company offered and sold to certain investors pre-funded warrants to purchase 936,700 ADSs at a public offering price of US$13.49999 per pre-funded warrant, which represents the initial public offering price per ADS, minus the US$0.00001 per ADS exercise price of each pre-funded warrant. The aggregate gross proceeds to the Company are expected to be approximately US$128.2 million. The Company has also granted the underwriters a 30-day option to purchase up to an additional 1,425,000 ADSs at the initial public offering price per ADS less underwriting discounts and commissions. The ADSs are expected to begin trading on the Nasdaq Global Select Market on October 16, 2020 under the ticker symbol “OPT.” The Offering is expected to close on or about October 20, 2020, subject to the satisfaction of customary closing conditions.

Citigroup and SVB Leerink are acting as joint book-running managers for the Offering. Oppenheimer & Co. and Truist Securities are acting as lead managers.

A registration statement relating to these securities has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 16, 2020. The Offering is being made only by means of a prospectus. Copies of the final prospectus relating to and describing the terms of the Offering, when available, may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146; or SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110; by telephone at (800) 808-7525, ext. 6132; or email: syndicate@svbleerink.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Opthea

Opthea (ASX:OPT, Nasdaq:OPT) is a biopharmaceutical company developing a novel therapy to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

www.opthea.com ABN 32 006 340 567

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking Statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, regarding the Company’s business as well as the proposed Offering. Any statement describing Company goals, expectations, intentions or beliefs, including as they relate to the proposed Offering and its expected closing, is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, including market conditions, the satisfaction of customary closing conditions relating to the Offering and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the Offering to be filed with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:

Megan Baldwin, PhD CEO & Managing Director Opthea Limited Tel: +61 (0) 447 788 674 megan.baldwin@opthea.com	Tel: +61 (0) 3 9826 0399 info@opthea.com www.opthea.com

Australia: Rudi Michelson Monsoon Communications Tel: +61 (0) 3 9620 3333	U.S.A. & International: Jason Wong Blueprint Life Science Group Tel: +1 415 375 3340, Ext 4 Jwong@bplifescience.com

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

www.opthea.com ABN 32 006 340 567